UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2019

Milacron Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-37458	80-0798640
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10200 Alliance Road, Suite 200 Cincinnati, Ohio	45242
(Address of principal executive offices)	(Zip Code)

(513) 487-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	MCRN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§203.405 of this chapter or Rule 12b-2 of the Securities Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financing accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On July 12, 2019, Milacron Holdings Corp., a Delaware corporation (the “Company”), Hillenbrand, Inc., an Indiana corporation (“Parent”), and Bengal Delaware Holding Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

At the time the Merger becomes effective (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Company (“Company Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock (i) held by the Company as treasury stock, (ii) owned by Parent or Merger Subsidiary immediately prior to the Effective Time, (iii) held by any wholly-owned subsidiary of the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time or (iv) that are issued and outstanding immediately prior to the Effective Time and that are held by any person who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights in respect of such shares in accordance with the Delaware General Corporation Law), will be converted into the right to receive (x) $11.80 in cash, without interest (the “Cash Consideration”) and (y) 0.1612 shares of common stock, no par value, of Parent (“Parent Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

At the Effective Time, each then-outstanding option to purchase shares of Company Stock (an “Option”) that was granted prior to the date of the Merger Agreement with a per share exercise price that is less than the Merger Consideration Value (as described below), whether or not exercisable or vested, will be canceled in exchange for the right to receive the Merger Consideration (including cash in lieu of any fractional shares, dividends or other distributions payable pursuant to the Merger Agreement) in respect of each “net share” subject to such Option. With respect to each Option, a “net share” is the quotient obtained by dividing (x) the product of (i) the number of shares subject to such Option as of immediately prior to the Effective Time and (ii) the excess of the Merger Consideration Value over the per share exercise price of such Option as of immediately prior to the Effective Time, by (y) the Merger Consideration Value. Each then-outstanding Option with a per share exercise price that is greater than or equal to the Merger Consideration Value, whether or not exercisable or vested, will be cancelled for no consideration. For purposes of the Merger Agreement, “Merger Consideration Value” means the sum of (x) the Cash Consideration and (y) the product obtained by multiplying the Stock Consideration by the volume weighted average trading price of Parent Stock on the New York Stock Exchange, as reported by Bloomberg, for the ten consecutive trading days ending on the trading day immediately preceding (and for the avoidance of doubt, not including) the date on which the Effective Time occurs (such volume weighed average price of Parent Stock over such period, the “Parent Stock Price”).

At the Effective Time, each then-outstanding share of Company Stock granted subject to vesting or other lapse restrictions (each, a “Company Restricted Share”) that was granted prior to the date of the Merger Agreement will vest in full, become free of such restrictions and will be converted into the right to receive the Merger Consideration (including cash in lieu of any fractional shares, dividends or other distributions payable pursuant to the Merger Agreement).

At the Effective Time, each then-outstanding award of restricted stock units with respect to shares of Company Stock that vests solely based on the satisfaction of time-based criteria (each, a “Company RSU”) that was granted prior to the date of the Merger Agreement, whether vested or unvested, will be canceled in exchange for the right to receive the Merger Consideration (including cash in lieu of any fractional shares, dividends or other distributions payable pursuant to the Merger Agreement) in respect of each share of Company Stock subject to such restricted stock unit, provided, however, that (i) shares of Company Stock subject to any Company RSU granted to a non-employee director of the Company after the date of the Merger Agreement will be deemed to equal, as of immediately prior to the Effective Time, the product of (x) the number of shares of Company Stock subject to such Company RSU as of immediately prior to the Effective Time and (y) the quotient obtained by dividing (A) the number of days elapsed during the period commencing on January 1, 2020 and ending on the date of the Effective Time by (B) 365 and (ii) certain cash-settled Company RSUs that were granted prior to the date of the Merger Agreement, whether vested or unvested, will be canceled in exchange for the right to receive an amount in cash equal to (A) the Merger Consideration Value multiplied by (B) the number of shares of Company Stock subject to such Company RSU as of immediately prior to the Effective Time,

At the Effective Time, each then-outstanding award of restricted stock units that vests in whole or in part based on the satisfaction of performance-based criteria (each, a “Company PSU”) that was granted prior to the date of the Merger Agreement, whether vested or unvested, will be canceled in exchange for the right to receive the Merger Consideration (including cash in lieu of any fractional shares, dividends or other distributions payable pursuant to the Merger Agreement), provided that in the case of a Company PSU subject to unsatisfied performance-based vesting conditions for a performance period that includes the date on which the Effective Time occurs, the payments will be calculated as though such performance conditions were satisfied at the applicable target level of performance.

At the Effective Time, each then-outstanding award of stock appreciation rights (each, a “Company SAR”) with a per share strike price that is less than the Merger Consideration Value that was granted prior to the date of the Merger Agreement, whether or not exercisable or vested, will be canceled and converted into the right to receive an amount in cash equal to (x) the excess of the Merger Consideration Value over the per share strike price of such Company SAR as of immediately prior to the Effective Time multiplied by (y) the number of shares of Company Stock subject to such Company SAR as of immediately prior to the Effective Time. Each then-outstanding Company SAR with a per share strike price that is greater than or equal to the Merger Consideration Value, whether or not exercisable or vested, will be cancelled for no consideration.

In the event the Company grants Company Restricted Shares, Company RSUs or Company PSUs following the date of the Merger Agreement to individuals other than the Company’s non-employee directors, any such awards that remain outstanding immediately prior to the Effective Time will be converted into restricted shares, time-based restricted stock units and performance-based restricted stock units of Parent, as applicable, with the same terms and conditions as were applicable to such awards immediately prior to the Effective Time, provided that (i) in the case of Company PSUs, the board of directors of Parent, or a committee thereof, will adjust the performance-based vesting conditions applicable to any such Company PSU as determined in good faith by the board of directors of Parent, or a committee thereof, to be appropriate to reflect the transactions contemplated by the Merger Agreement and any related changes in the Company’s business, (ii) the number of shares of Parent Stock subject to each such Company Restricted Share, Company RSU or Company PSU will equal the product of the number of shares of Company Stock subject to such award as of immediately prior to the Effective Time multiplied by the sum of (x) the Stock Consideration and (y) the quotient obtained by dividing the Cash Consideration by the Parent Stock Price, and (iii) such newly issued awards will be subject to double trigger vesting upon a termination of the grantee’s employment by the Company or any of its affiliates other than for “cause” (as defined in the Milacron Holdings Corporation 2015 Equity Incentive Plan, as amended) or the grantee’s resignation from employment with the Company for “good reason” (as defined in the applicable award agreement), in each case, within 12 months following a change in control (as defined in the Milacron Holdings Corporation 2015 Equity Incentive Plan, as amended); provided that upon any such termination of employment or resignation, each such award will vest in respect of the number of shares of Company Stock subject to the next tranche scheduled to vest of such award, multiplied by a fraction, the numerator of which is the number of days elapsed from the immediately preceding vesting date (or, if none, the applicable grant date) to the date of termination of employment, and the denominator of which is the number of days in the vesting period applicable to such tranche.

The Board of Directors of the Company (the “Board”) has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby, and has agreed to recommend that the Company’s stockholders adopt the Merger Agreement. The closing of the Merger is subject to the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”). The closing of the Merger is also subject to the satisfaction or waiver of various customary conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the receipt of other specified regulatory approvals; the absence of any order or applicable law entered or enacted after the date of the Merger Agreement that is in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger; subject to specified materiality standards, the accuracy of the representations and warranties contained in the Merger Agreement; the effectiveness of the registration statement on Parent’s Form S-4 for the Stock Consideration to be issued in connection with the Merger; the authorization for listing on the New York Stock Exchange of the Stock Consideration; the absence of a material adverse effect with respect to the Company and Parent; compliance with the covenants and agreements in the Merger Agreement in all material respects; and delivery of an officer’s closing certificate by both parties. The completion of the Merger is not conditioned on receipt of financing by Parent.

The Company has made customary representations, warranties, covenants and agreements in the Merger Agreement, including, among others, covenants (a) to use reasonable best efforts to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time, (b) not to engage in specified types of transactions during this period unless agreed to in writing by Parent, (c) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and (d) subject to certain exceptions, not to withdraw, modify, qualify or publicly propose to withdraw, qualify or modify in a manner adverse to Parent or Merger Subsidiary the recommendation of the Board that the Company’s stockholders adopt the Merger Agreement.

The Merger Agreement contains certain termination rights, including the right of the Company to terminate the Merger Agreement under specified circumstances to enter into an agreement in respect of an unsolicited superior proposal from a third party. The Merger Agreement provides that, upon termination of the Merger Agreement by the Company or Parent under specified circumstances (including termination by the Company to accept a superior proposal), a termination fee of $45,000,000 will be payable by the Company to Parent (the “Company Termination Fee”). The Company Termination Fee is also payable under certain other specified circumstances, including if Parent terminates the Merger Agreement due to (i) the Board’s change of recommendation in favor of the Merger, (ii) the Company’s failure to include the Board’s recommendation in favor of the Merger in the Company’s proxy statement to be delivered and filed in connection with the Company Stockholder Approval or (iii) the Company’s failure to publicly reaffirm the Board’s recommendation within ten business days of a written request by Parent to provide such reaffirmation following receipt of a publicly disclosed alternative acquisition proposal to acquire the Company. The Company must also pay Parent the Company Termination Fee if the Merger Agreement is terminated (A) by Parent due to the Company’s material breach that leads to the failure of a closing condition, (B) by either the Company or Parent if the Merger has not been consummated prior to the End Date (as defined below), or (C) by either the Company or Parent if the Company Stockholder Approval is not obtained at the Company stockholder meeting, if, in the case of any of clauses (A), (B) and (C), a third party has made a Company Acquisition Proposal to the Company or publicly to the stockholders of the Company generally that has not been withdrawn prior to the termination of the Merger Agreement in the case of clauses (A) and (B) (and in the case of clause (C), has not been withdrawn at least three (3) business days prior to the Company stockholder meeting), and within twelve months following such termination, the Company enters into a definitive agreement for, or consummates, a Company Acquisition Proposal and certain other conditions are satisfied (provided that for this sentence, “Company Acquisition Proposal” has the meaning given to such term in the Merger Agreement except that references therein to 15% shall be references to 50%). Subject to certain exceptions and limitations, either party may terminate the Merger Agreement if the Merger is not consummated by the date that is 270 days following July 12, 2019, subject to a 90-day extension under certain circumstances (such date, as extended, the “End Date”). The Merger Agreement also provides that each party to the Merger Agreement is entitled to specific performance in the event of any breach or to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement is attached as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. The summary and the copy of the Merger Agreement are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the U.S. Securities and Exchange Commission (“SEC”) or to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed upon by the contracting parties in connection with the negotiated terms, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the contracting parties rather than establishing matters as facts. Investors should not rely on the representations and warranties or any description of them as characterizations of the actual state of facts of the contracting parties or any of their respective subsidiaries or affiliates. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.02(e). Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amendments to the 2012 Plan and the 2015 Plan

In connection with the Board’s approval of the Merger Agreement, on July 11, 2019, the Company amended (a) the Milacron Acquisition Corp. 2012 Equity Incentive Plan (the “2012 Plan”) and (b) the Milacron Holdings Corp. 2015 Equity Incentive Plan (the “2015 Plan,” and together with the 2012 Plan, the “Company Plans”).

The amendment to the 2012 Plan provides that upon the occurrence of a “Change of Control” (as defined in the 2012 Plan), outstanding awards granted under the 2012 Plan will be treated as specified in the agreement governing the Change of Control, which may include, but is not limited to, (i) continuing or assumption of such awards by the Company or by the surviving company or its parent, (ii) substitution by the surviving company or its parent of awards with substantially equivalent terms, (iii) accelerated exercisability, vesting, and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event, (iv) upon written notice, providing that any outstanding awards must be exercised, to the extent then-exercisable, during a reasonable period of time immediately prior to the consummation of the Change of Control or other period as determined by the administrator of the Amended 2012 Plan, and at the end of such period, (v) cancellation of all or any portion of a participant’s outstanding awards for consideration (in the form of cash or liquid securities) equal to the value of the consideration that would be received for the shares subject to such award (or the portion thereof being canceled), or (vi) in the event of a sale of at least 80% of the outstanding shares or all or substantially all of the assets of the Company, cancellation of any unvested awards or unvested portions thereof for no consideration. The amendment to the 2012 Plan also clarifies that nothing in the 2012 Plan requires that all awards and/or all participants be treated in the same manner in connection with a Change of Control.

The amendment to the 2015 Plan provides that upon the occurrence of a “Change in Control” (as defined in the 2015 Plan), the Committee (as defined in the 2015 Plan) is authorized to make adjustments to outstanding awards as specified in the agreement governing the terms and conditions of the Change in Control, including, without limitation, (i) continuation or assumption of outstanding awards by the Company or by the surviving company or corporation or its parent, (ii) substitution by the surviving company or corporation or its parents of awards with substantially the same terms (with appropriate adjustments), (iii) accelerated exercisability, vesting and/or payment under outstanding awards immediately prior to or upon the occurrence of the Change in Control or upon a termination of employment following such event, and (iv) (a) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the Change in Control or such other reasonable period as determined by the Committee and at the end of such period, such stock options and stock appreciation rights shall terminate to the extent not so exercised and/or (b) cancelation of all or any portion of outstanding awards for fair value (in the form of cash, shares, other property, or any combination thereof, as determined in the sole discretion of the Committee). The amendment to the 2015 Plan also clarifies that nothing in the 2015 Plan requires that all awards and/or all participants be treated in the same manner in connection with a Change in Control.

The terms of each of the 2012 Plan and the 2015 Plan, are substantially unchanged other than as set forth above.

The foregoing description of the amendments to the Company Plans does not purport to be complete and is qualified in its entirety by reference to the full text of each of the amendment to the 2012 Plan and the amendment to the 2015 Plan, which are attached hereto as Exhibit 10.1 and 10.2, respectively, and are incorporated by reference herein.

Transaction Bonus Pool

In connection with the approval of the Merger Agreement, on July 11, 2019, the Company approved two transaction bonus pools, which may be payable to employees who are employed by the Company as of immediately prior to the Effective Time. The first transaction bonus pool of $2,500,000 may be paid to such employees in the Company’s sole discretion, provided (i) that no transaction bonus payment may be made to any individual who is otherwise eligible to receive payments (including the value of any Company equity or equity-based awards and any severance payments or benefits) in connection with the consummation of the Merger that equal or exceed $150,000 in the aggregate and (ii) any transaction bonus (or series of transaction bonuses) granted to such an employee shall not exceed, in the aggregate, 25% of such employee’s annual base salary. The second transaction bonus pool of $2,500,000 may be paid to such employees in the Company’s sole discretion after prior consultation with Parent, whose recommendations the Company will consider in good faith. Any employee who receives a transaction bonus pursuant to the second bonus pool will not be eligible to receive a transaction bonus pursuant to the first transaction bonus pool, absent prior consent from Parent. The transaction bonuses are expected to be paid to such employees at or immediately preceding the Effective Time.

Cautionary Statement

This report contains statements, including statements regarding the proposed acquisition of the Company by Parent that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Parent, the Company or the combined company following Parent’s proposed acquisition of the Company (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,”

“outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Parent’s or the Company’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Parent, the Company or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Parent’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Parent and the Company to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of the Company to receive the approval of the Company’s stockholders and the ability of the Company and Parent to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Parent and the Company to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Parent’s and/or the Company’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of the Company to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Parent following the merger, including the dilution caused by Parent’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Parent will incur in connection with the Proposed Transaction; risks relating to the value of the Parent shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Parent in full or at all or may take longer to realize than expected; risks related to disruption of the Company’s management’s attention from the Company’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the Company’s operations with those of Parent will be greater than expected; the ability of the Company and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Parent’s and the Company’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Parent’s and the Company’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Parent and/or the Company from time to time. The forward-looking information herein is given as of this date only, and neither Parent nor the Company undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the proposed acquisition by Parent of the Company (the “Proposed Transaction”), Parent will file with the SEC a registration statement on Form S-4 to register the shares of Parent’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to the Company’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Parent or the Company when it becomes available. The documents filed by Parent with the SEC may be obtained free of charge at Parent’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Parent by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of stockholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger dated as of July 12, 2019 among Hillenbrand, Inc., Bengal Delaware Holding Corporation and Milacron Holdings Corp.

10.1	Amendment to the Milacron Acquisition Corp. 2012 Equity Incentive Plan, dated July 11, 2019

10.2	Amendment to the Milacron Holdings Corp. 2015 Equity Incentive Plan, dated July 11, 2019

*	Schedules and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILACRON HOLDINGS CORP.

By:	/s/ Thomas J. Goeke
Name:	Thomas J. Goeke
Title:	President and Chief Executive Officer

Date: July 16, 2019